UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02030601

NO ACT
P.E 1-7-2002
132-02345

March 19, 2002

Act 1934
Section 14A-8
Rule
Public Availability 3/19/2002

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Marriott International, Inc.
Incoming letter dated January 7, 2002

Dear Mr. Mueller:

This is in response to your letter dated January 7, 2002 concerning the shareholder proposals submitted to Marriott by the International Brotherhood of Electrical Workers' Pension Benefit Fund and the Massachusetts Laborers' Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence will also be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Jerry O'Connor
Trustee
International Brotherhood of Electrical Workers' Pension Benefit Fund
1125 Fifteenth Street, N.W.
Washington, DC 20005

Thomas P. V. Masiello
Administrator
Massachusetts Laborers' Pension Fund
14 New England Executive Park, Suite 200
P.O. Box 4000
Burlington, MA 01803-0900

GIBSON, DUNN & CRUTCHER LLP

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500 (202) 467-0539 Fax
www.gibsondunn.com

January 7, 2002

(202) 955-8671 C 58129-00032

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of the International Brotherhood of Electrical Workers' Pension Benefit Fund and the Massachusetts Laborers' Pension Benefit Fund.*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Marriott International, Inc. ("Marriott" or the "Company"), to omit from its proxy statement and form of proxy for Marriott's 2002 Annual Meeting of Stockholders (collectively, the "2002 Proxy Materials") two separate but similar shareholder proposals (collectively, the "Proposals") and statements in support thereof (collectively, the "Supporting Statements") received from the International Brotherhood of Electrical Workers' Pension Benefit Fund and the Massachusetts Laborers' Pension Fund (the "Proponents"). The Proposals request that Marriott's Board of Directors:

- "[S]et a goal of establishing a board of directors with at least two-thirds of its members being independent directors" and "pursue this goal and transition to an independent Board" (the "IBEW Proposal" and the "IBEW Supporting Statement"); and

- "[A]dopt an Independent Board Nominating and Corporate Governance Committee Policy that provides for a transition to a Nominating and Corporate Governance Committee composed entirely of independent directors as Committee openings occur" (the "Massachusetts Laborers Proposal" and the "Massachusetts Laborers Supporting Statement").

Both Proposals include the same seven-prong definition for determining who is considered an "independent director." The Proposals and Supporting Statements are attached hereto as Exhibit A.

On behalf of our client, we hereby notify the Division of Corporation Finance of Marriott's intention to exclude the Proposals and Supporting Statements from its 2002 Proxy Materials on the bases set forth below, and we respectfully request that the staff of the Division (the "Staff") concur in our view that the Proposals are excludable on the bases set forth below.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponents, informing them of Marriott's intention to omit the Proposals and the Supporting Statements from the 2002 Proxy Materials. Marriott presently intends to file its definitive 2002 Proxy Materials on or after March 28, 2002. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before Marriott files its definitive materials and form of proxy with the Securities and Exchange Commission (the "Commission").

We believe that the Proposals and the Supporting Statements may properly be excluded from the 2002 Proxy Materials pursuant to the following rules:

1. Rule 14a-8(i)(7), because the Proposals relate to the Company's ordinary business operations; and

2. Rule 14a-8(i)(3), because the Proposals are vague, rendering them false and misleading in violation of the proxy rules.

While we strongly believe that well-established precedent supports exclusion of the Proposals on the foregoing bases, if the Staff were to depart from those precedent in responding to this letter, we believe that the Proposals nonetheless would have to be substantially revised before they could be included in Marriott's 2002 Proxy Materials, based upon Rule 14a-8(i)(3), because the Supporting Statements contain misleading statements, rendering them false and misleading in violation of the proxy rules.

Bases for Exclusion

1. The Proposals May Be Excluded under Rule 14a-8(i)(7) Because the Proposals Relate to Marriott's Ordinary Business Operations.

The Proposals may be omitted pursuant to Rule 14a-8(i)(7) because they affect Marriott's contributions to specific charitable organizations and "micro-manage" Marriott's business functions, matters which relate to Marriott's "ordinary business operations."

A. The Proposals Would Prohibit Marriott from Supporting Certain Non-Profit Organizations and Thereby Impact Ordinary Business Matters.

The Proposals impact Marriott's ability to choose the non-profit organizations to which it contributes, and are therefore excludable under Rule 14a-8(i)(7). The Proponents' definition of independence precludes a director from being independent if the individual "is currently or during the past five years has been . . . [e]mployed by a tax-exempt organization that receives significant contributions from the Company." Thus, if implemented, the Proposals would restrict Marriott from making contributions to non-profit organizations that employ one of its directors. The Proposals would also affect Marriott's contributions to non-profit organizations whose employees may include future nominees to Marriott's Board of Directors.

The Staff has consistently concurred that the selection of specific charitable or non-profit organizations to which a company contributes is a day-to-day activity conducted in the ordinary course of business. For example, in *Pacific Gas and Electric Company* (avail. Jan. 22, 1997), the Staff concurred that the company could exclude a proposal that criticized contributions to the Mexican American Legal Defense and Education Fund and would require the company to report on contributions to organizations "whose overall purpose and aim is not consistent with the Corporate Community Development Program." In concurring that the proposal could be excluded, the Staff stated, "[t]here appears to be some basis for your view that the proposal relates to the conduct of ordinary business and therefore may be excludable under Rule 14a-8(c)(7) (i.e., contributions to specific types of organizations.)" *See also Minnesota Mining and Manufacturing Co.* (avail. Jan. 3, 1996) (exclusion of proposal requesting company to make charitable or political contributions to organizations or campaigns promoting certain causes); *Wells Fargo & Company* (avail. Jan. 16, 1993) (exclusion of proposal for company to rescind action supporting the United Way).

Under the Proposals, Marriott's ability to select the charitable institutions to which it makes contributions would be impacted, because the contributions could disqualify a director from being "independent."[1] The Staff has previously concurred that stockholder proposals which address a laundry list of activities are excludable if one of the activities affected by the proposal involves the company's ordinary business operations. For example, in *Chrysler Corporation* (avail. Mar. 18, 1998), the Staff concurred that a proposal requesting that the company review and report on a code of conduct could be excluded because one aspect of the conduct review related to ordinary business matters. There, the Staff stated, "[t]he staff notes in particular that, although the balance of the proposal and supporting statement appears to address matters outside the scope of ordinary business, paragraph 3 of the resolution [involving employment practices] relates to ordinary business matters . . . ." The Proposals, as with the proposal in *Chrysler Corporation*, would require the company to monitor a specific aspect of its ordinary business operations (its charitable and non-profit giving and support program) and go beyond the proposal in *Chrysler Corporation* by imposing a substantive consequence on such operations (the disqualification of directors from board committee membership and from counting as an "independent" director in determining the composition of the board). Therefore, the Proposals are excludable because certain matters contained in the Proposals relate to Marriott's ordinary business operations. *See also Z-Seven Fund, Inc.* (avail. Nov. 3, 1999); *Warnaco Group, Inc.* (avail. Mar. 12, 1999). Moreover, the Staff has consistently stated its position not to permit revisions to shareholder proposals under the ordinary business exception. *See, e.g., Z-Seven Fund, Inc.* (avail. Nov. 3, 1999); *Chrysler Corporation* (avail. Mar. 18, 1998). Accordingly, the Proposals are excludable from Marriott's 2002 Proxy Materials under Rule 14a-8(i)(7).

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1 This could raise a very real limitation for Marriott. Assuming, for example, that Mr. J.W. Marriott, Jr. and Mr. Shaw, both company executives, remained on Marriott's 11-person board, and no other directors failed to satisfy the Proponents' definition of "independent," then contributions to non-profit organizations which employ any other two directors could result in the company violating the IBEW Proposal. Two of the company's current directors are officers of non-profit entities (the 2002 Winter Olympics and the Smithsonian Institution). Thus, the Proposals would impact Marriott's ability to support those two organizations. In addition, depending on how one interprets the Proposals, Marriott's ability to support other non-profit entities could be impacted, since other Marriott directors have served as chairmen, directors or trustees of non-profit entities.

B. The Definition of "Independence" Micro-Manages Marriott's Operations under the "Ordinary Business" Rule Analysis.

A proposal may be omitted under Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." As explained by the SEC recently, the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

Exchange Act Release No. 40,018 (avail. May 21, 1998) (the "1998 Release").

While Marriott agrees that the issue of having independent directors on its board and on certain board committees reflects a significant corporate governance policy issue, Marriott believes that the determination of what constitutes an appropriate standard of independence is a matter that is fundamental to the board's ability to function effectively and to manage numerous complex considerations that the board is in a more appropriate position to evaluate than shareholders as a group. As such, the seven-prong definition of independence contained in the Proposals is exactly the type of effort to "micro-manage" the company with "intricate details" addressed by the SEC in the 1998 Release.

A public company's board and board committees are subject to numerous overlapping regulatory schemes that require numerous directors to satisfy various standards of independence. In order to maintain eligibility for its stock to be traded on the New York Stock Exchange, a board endeavors to have an audit committee composed of at least three directors who satisfy the definition of independence set forth in the Exchange's listing standards. Directors are also subject to SEC-prescribed definitions of independence with respect to a company's auditing firm in order to maintain the independence of the company's auditors. One manner in which a company may exempt stock-based compensation awards from Exchange Act Section 16(b) is to maintain a board compensation committee comprised of at least two directors who satisfy Rule 16b-3's definition of "outside director," and to maintain the deductibility of executive compensation payments, a board compensation committee must be comprised of at least two directors who satisfy the definition of "non-employee director" set forth in Section 162(m) of the Internal Revenue Code. In addition, many institutional stockholders have adopted definitions of independence by which they judge corporate boards, and corporations often evaluate and seek to satisfy certain of these definitions. Finally, because a board cannot ensure or require that directors meeting specified criteria are elected, the board has to carefully evaluate which standards it desires to and is able to satisfy. Navigating these different, yet overlapping, definitions of independence does not raise policy issues; instead, it requires careful board evaluation and assessment to ensure that the board can function on a day-to-day basis and satisfy regulatory objectives.

Both the New York Stock Exchange and the SEC itself recognized the role of a company's board in evaluating independence in the context of recently approved NYSE audit committee independence standards. There, instead of adopting a "bright line" definition of independence with respect to business dealings between companies and directors, as some had encouraged, the Exchange adopted, and the SEC approved, the use of a subjective standard which allows for board consideration of whether a particular business relationship interferes with the director's exercise of independent judgment.[2] The SEC also recognized the need to permit flexibility in the application of objective standards for determining independence, stating that the NYSE rule permitting a board to appoint one non-independent director to its audit committee "adequately balances the need for objective independent directors with the company's need for flexibility in exceptional and unusual circumstances."[3] As reflected by the myriad regulatory standards for independence that companies must address, we believe that the issue of how one defines directors' "independence" is not itself a policy issue and is distinct from the policy issue

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[2] NYSE Rule 303.01(B)(3)(b) provides, "A director . . . who has a direct business relationship with the company may serve on the audit committee only if the company's Board of Directors determines in its business judgment that the relationship does not interfere with the director's exercise of independent judgment." *See* Exchange Act Release No. 42,233 (avail. Dec. 14, 1999).

[3] Exchange Act Release No. 42,233, text following note 45.

of the extent to which a board (or certain committees of a board) should include independent directors. Instead, the definition of independence is an operational issue that affects the ability of a board to function. Thus, although part of the Proposals may address a policy matter that is outside the scope of ordinary business, the Proposals are excludable under rule 14a-8(i)(7) because the definition of "independent" contained in the Proposals raises ordinary business matters. *See Z-Seven Fund, Inc.* (avail. November 3, 1999) (although proposal relating to adoption and implementation of a special committee report appears to address matters outside the scope of ordinary business, other matters contained in the proposal address details of implementing the report that affect day-to-day operations, and thus the entire proposal may be excluded).

2. The Proposals May Be Excluded under Rule 14a-8(i)(3) Because the Proposals Are Vague, Rendering Them False and Misleading in Violation of the Proxy Rules.

A shareholder proposal or supporting statement may be omitted under Rule 14a-8(i)(3) where it is "contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Co.* (avail. July 30, 1992) (proposal that committee of small stockholders be elected to refer to Board of Directors a plan that "will in some measure equate with the gratuities bestowed on Management, Directors and other employees" sufficiently vague to justify exclusion).

The Staff has determined that one respect in which a proposal may be considered sufficiently vague to warrant its exclusion is where "the standards under the proposal may be subject to differing interpretations." *Hershey Foods Corp.* (avail. Dec. 27, 1988). *In Jos. Schlitz Brewing Co.* (avail. Mar. 21, 1977), the Staff permitted the exclusion of a proposal requesting that the company's Board of Directors adopt a policy of not allowing the company's advertisements to appear on television shows "containing excessive and gratuitous violence." The Staff agreed with the company's assertion that "the determination of what constitutes 'excessive and gratuitous' violence is a highly subjective matter." In concurring that the proposal could be excluded due to its vagueness, the Staff took particular note of the fact that "each stockholder is likely to have a different idea as to what type of programming they would be asking the Corporation not to advertise on when voting on the Proposal," with the result that "any resultant action by the Company would have to be made without guidance from the proposal and, consequently, in possible contravention of the intentions of the shareholders who voted on the proposal."

As with the standards in the *Schlitz* and *Hershey* proposals, the standards articulated in the Proposals are subject to a wide array of interpretations. In particular, the Proposals require the presence of independent directors on Marriott's board and board committees, but contain no guidelines as to who constitutes a "significant" customer or supplier or when contributions to tax-exempt organizations by the Company will be deemed "significant."

Because the Proposals use broad and ambiguous terms, Marriott's shareholders are being asked to approve proposals that essentially provide no guidelines as to what steps Marriott is expected to take. If the Company sought to implement the Proposals, the Company would be left with no indication as to when and under what standard it might be able to accept members of the Board of Directors. Moreover, any resultant action by the Company would have to be made without guidance and consequently in possible contravention of the intention of the stockholders who voted in favor of the Proposals.

Finally, the IBEW Proposal is ambiguous, because it requests the Company's Board to "set a goal of establishing a board of directors with at least two-thirds of its members being independent directors." However, the very next sentence of the IBEW Proposal states that the board should "transition to an independent Board." Thus, shareholders reading the IBEW Proposal will not know whether they are voting on a proposal for a part of the board, or for the full board, to be independent.

For the foregoing reasons, the Proposals are so vague and indefinite that neither Marriott's shareholders nor its management can be certain of what they are being asked to approve or implement, respectively. As such, the Proposals can properly be excluded pursuant to Rule 14a-8(i)(3).

3. The Proposals Must Be Revised under Rule 14a-8(i)(3) Because the Supporting Statements Contain False and Misleading Statements in Violation of the Proxy Rules.

Pursuant to Rule 14a-8(i)(3), the Proposals must be revised before they may be included in Marriott's 2002 Proxy Materials because the Supporting Statements contain materially false and misleading statements in contravention of the proxy rules. The Note to Rule 14a-9 states that "misleading" materials include "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Unfounded assertions and inflammatory statements representing the unsubstantiated personal opinion of a shareholder have long been viewed as excludable under this provision. *See Philip Morris Companies Inc.* (avail. Feb. 7, 1991) (proposal implying that company "advocates or encourages bigotry and hate" excludable under former Rule 14a-8(c)(3)); *Detroit Edison Co.* (avail. Mar. 4, 1983) (statements implying company engaged in improper "circumvention of . . . regulation" and "obstruction of justice" without factual foundation provided a basis for excluding the proposal under former Rule 14a-8(c)(3)).

The Massachusetts Laborers' Supporting Statement asserts that "[t]he Board Nominating Committee should be composed entirely of directors independent of management who can take the necessary actions to seek, nominate, and present new director candidates to the shareholders" and that "[t]he definition of 'independent' director advanced in the resolution will ensure that those members of our Company's Nominating Committee will be totally independent of management and best able to undertake their responsibilities . . . ." These statements are misleading because they are stated as fact but reflect wholly conclusory opinions that lack any factual basis. Even if one accepts the proposition that the absence of certain relationships will promote independence, there is no basis for asserting that only directors satisfying the Proposal's definition of independence can serve that function, or that those criteria alone can "ensure" independence. The Massachusetts Laborers' Proposal provides no factual support for these claims and fails to qualify the Supporting Statement with precatory language indicating that these statements represent the Proponent's personal opinions. The IBEW Proposal likewise is misleading because, as discussed above, shareholders cannot know whether the IBEW Proposal advocates that two-thirds of the board members meet the proposed standard for independence, or that the full board be independent. Therefore, even if one were to view the Proposals as not excludable in their entirety, they must be revised pursuant to Rule 14a-8(i)(3).

[Remainder of page intentionally left blank.]

***

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (202) 955-8671, or Dorothy M. Ingalls, Marriott's Corporate Secretary and Senior Counsel, at (301) 380-8999, if we can be of any further assistance in this matter.

Sincerely,

Ronald O. Mueller

Attachments

cc: International Brotherhood of Electrical Workers' Pension Benefit Fund
Massachusetts Laborers' Pension Fund

ROM/eai

70195947_2.DOC

EXHIBIT A

International Brotherhood of Electrical Workers' Pension Benefit Fund and Massachusetts Laborers' Pension Benefit Fund Shareholder Proposals

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'®
PENSION BENEFIT FUND
1125 Fifteenth St. N.W. Washington, D.C. 20005

November 13, 2001

Ms. Dorothy M. Ingalls
Secretary
Marriott International, Inc.
10400 Fernwood Road
Bethesda, MD 20817

Dear Ms. Ingalls:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers' Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in Marriott International's ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next annual meeting of shareholders. The proposal relates to an **"Independent Board of Directors"** and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy *Guidelines*.

The Fund is a beneficial holder of 8,769 shares of the Company's common stock. The Fund has held the requisite number of shares required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the annual meeting of the shareholders.

Sincerely yours,

Jerry O'Connor
Trustee

JOC:jl
Enclosure

Resolved, that the shareholders of Marriott International, Inc. ("Company") request that the Company's Board of Directors set a goal of establishing a board of directors with at least two-thirds of its members being independent directors. The Board should pursue this goal and transition to an independent Board through its power to nominate candidates to stand for election by shareholders. For purposes of this resolution, a director would not be considered independent if he or she is currently or during the past five years has been:

- Employed by the company or an affiliate in an executive capacity;
- Employed by a firm that is one of the Company's paid advisors or consultants;
- Employed by a significant customer or supplier;
- Employed by a tax-exempt organization that receives significant contributions from the Company;
- Paid by the Company pursuant to any personal services contract with the Company;
- Serving in an executive capacity or as a director of a corporation on which the Company's chairman or chief executive officer is a board member; or
- Related to a member of management of the Company.

Statement of Support: The board of directors plays a critical role in determining a company's long-term success. A board helps meet the challenge of maximizing long-term corporate value through those roles attributed to it by law and regulation. A board serves as management monitor, working to assemble a well-qualified senior management team. In conjunction with senior management, a board contributes to the development and implementation of a corporation's competitive strategies, while also serving as the architect of an executive compensation plan that provides necessary incentives and rewards to accomplish long-term corporate success. The board of directors must operate independently of the corporation's chief executive officer and senior management if it is to fulfill its duty to hire, oversee, compensate, and if necessary replace management. Independence has been referred to as "a director's greatest virtue" (Robert Rock, Chair of National Association of Corporate Directors, "Directors and Boards," Summer edition 1996) and we believe independent boards are better positioned to remove non-performing senior executives.

In order to best fulfill its responsibilities and ensure the corporation's long-term success, we believe that at least two-thirds of a board's members should be "independent" directors. The Company's Board of Directors as presently composed does not meet the two-thirds independence standard. Five of ten board members are not independent. Richard Marriott is related to a member of management. J.W. Marriott and Mr. Shaw are employed by the Company in an executive capacity. Dr. Henry Cheng Kar-Shun and members of his family, according to the Company's Proxy statement, "directly or indirectly owns or leases hotel properties that are operated by subsidiaries of the Company." Mr. Pearce serves as Vice Chairman of the Board of General Motors, on whose Board J.W. Marriott also serves.

As long-term shareholders, we believe an independent board best represents shareholders. Adoption of this resolution would encourage our company to work towards this goal. We urge your support for this resolution.

Mellon

Mellon Trust

November 14, 2001

Ms. Dorothy M. Ingalls
Secretary
Marriott International, Inc.
10400 Fernwood Road
Bethesda, MD 20817

RE: Independent Board of Directors

Dear Ms. Ingalls:

Boston Safe Deposit and Trust Company/Mellon Trust is the custodian for the IBEW Pension Benefit Fund, which held 8,769 shares of Marriott International, Inc. common stock on November 13, 2001. The fund has held at least $1,000 worth Marriott International, Inc. common stock for the past year.

The fund, as beneficiary, is the proponent of a shareholder proposal submitted to the Company pursuant to Rule 14 (a)-8 of the Securities and Exchange Commission rules and regulations.

Please call me at (617) 382-9713 if you have any questions on the shares of Marriott International, Inc. common stock held at Mellon Trust for the IBEW Pension Benefit Fund.

Very truly yours,

Richard J. Fronc
Trust Officer

cc: James Combs, IBEW Pension Benefit Fund

Global Securities Services
135 Santilli Highway • Everett, MA 02149-1950
A Mellon Financial Company[SM]

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000
FAX (781) 272-2226
1(800)342-3792

November 14, 2001

Ms. Dorothy M. Ingalls
Marriott International Inc.
10400 Fernwood Road
Bethesda, MD 20817

SUBJECT: Shareholder Proposal

Dear Ms. Ingalls:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Marriott International Inc.("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U. S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 1,500 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Fund, like many building trades' pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term, will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions, or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at 202.942.2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. Linda Priscilla, Laborers' International Union of North America, Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Very truly yours,

Thomas P. V. Masiello

Thomas P. V. Masiello
Administrator

TPVM/dmk
Enclosure

Cc: Linda Priscilla

SHAREHOLDER PROPOSAL

Resolved, that the shareholders of Marriott International Inc. ("Company") hereby request that the Company Board of Directors adopt an Independent Board Nominating and Corporate Governance Committee Policy that provides for a transition to a Nominating and Corporate Governance Committee composed entirely of independent directors as Committee openings occur. For purposes of this resolution, a director would not be considered independent if he/she is currently, or during the past five years, has been:

- Employed by the Company or an affiliate in an executive capacity.
- Employed by a firm that is one of the Company's paid advisors or consultants.
- Employed by a significant customer or supplier.
- Employed by a tax-exempt organization that receives significant contributions from the Company.
- Paid by the Company pursuant to any personal services contract with the Company.
- Serving in an executive capacity or as a director of a corporation on which the Company's chairman or chief executive officer is a board member.
- Related to a member of management of the Company.

Statement of Support A Board of Directors' Nominating and Corporate Governance Committee is charged with the role of selecting candidates for the corporation's board. The board of directors fulfills the vital function of hiring, monitoring, compensating and, when necessary, replacing senior management. It participates with and oversees management as it first develops and then executes the corporation's strategic plans.

The Nominating and Corporate Governance Committee performs the important task of seeking out, interviewing and ultimately recommending new board nominees that will stand for election by the shareholders. The Board Nominating Committee should be composed entirely of directors independent of management who can take the necessary actions to seek, nominate, and present new director candidates to the shareholders. The definition of "independent" director advanced in the resolution will ensure that those members of our Company's Nominating Committee will be totally independent of management and best able to undertake their responsibilities in developing an independent Board focused on the Company's long-term success.

Implementation of this resolution would strengthen the process by which director nominees are selected at our Company. At present, our Company's Nominating and Corporate Governance Committee includes Mr. Harry Pearce. Mr. Pearce serves on the company's Nominating and Corporate Governance Committee, while at the same time, Mr. J. W. Marriott, Jr., the Company's CEO, serves on the compensation Committee of General Motors. Mr. Pearce is Vice Chairman of the Board of General Motors.

As long-term shareholders, we urge your support of this important corporate governance reform that we believe will contribute to the Company's long-term success.

RhumbLine

Wayne T. Owen
Managing Director

Dorothy M. Ingalls
Marriott International. Inc,
10400 Fernwood Road
Bethesda, MD 20817

November 14, 2001

RE: Shareholder Proposal

Dear Ms. Ingalls:

RhumbLine holds 1,500 shares of Marriott International, Inc. common stock beneficially for Massachusetts Laborers' Pension Fund, the proponent of a shareholder proposal submitted to Marriott International, Inc. and submitted in accordance with rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by the Board of Trustees of the Massachusetts Laborers' Pension Fund were purchased prior to November 13, 2000 and the fund continues to hold said stock.

Please contact me if there are any questions regarding this matter.

Sincerely,

Wayne T. Owen

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 19, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Marriott International, Inc.
Incoming letter dated January 7, 2002

The first proposal requests that the board "set a goal of establishing a board of directors with at least two-thirds of its members being independent directors" and that it "pursue this goal and transition to an independent Board through its power to nominate candidates to stand for election by shareholders." The second proposal requests that the board of directors adopt a policy that provides for a transition to a Nominating and Corporate Governance Committee composed entirely of independent directors.

We are unable to concur in your view that Marriott may exclude the first and second proposals in their entirety under rule 14a-8(i)(3) as vague and indefinite. However, there appears to be some basis for your view that portions of the supporting statement of the second proposal may be materially false or misleading under rule 14a-9. In our view, with regard to the second proposal, the proponent must:

- recast the statement that begins "The Board Nominating Committee . . ." and ends ". . . to the shareholders" as the proponent's opinion; and
- recast the statement that begins "The definition of 'independent' . . ." and ends ". . . long-term success" as the proponent's opinion.

Accordingly, unless the proponent provides Marriott with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Marriott omits only these portions of the supporting statement of the second proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Marriott may exclude the proposals under rule 14a-8(i)(7). Accordingly, we do not believe that Marriott may exclude the proposals under rule 14a-8(i)(7).

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor